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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form N-8A

                         NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                        INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name: NUVEEN MONEY MARKET TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

             c/o John Nuveen & Co. Incorporated
             333 West Wacker Drive
             Chicago, Illinois 60606

Telephone Number (including area code): 1-312-917-7700

name and address of agent for service of process:

Gifford R. Zimmerman, Esq.            Copies to:    Thomas S. Harman, Esq.
c/o John Nuveen & Co. Incorporated                  Morgan, Lewis & Bockius LLP
333 West Wacker Drive                               1800 M street, N.W.
Chicago, Illinois 60606                             Washington, DC 20036

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Check Appropriate Box:

    Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No
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Notice: A copy of the Declaration of Trust of Nuveen Money Market Trust is on
file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of the Truth by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.
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  Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago, State of Illinois on the 22nd day of March, 1999.

                                          Signature: NUVEEN MONEY MARKET TRUST

                                                 /s/ Gifford Zimmerman
                                          By: _________________________________
                                                     Gifford Zimmerman
                                               Vice President and Secretary

          /s/ Karen Healy
Attest: _____________________________
              Karen Healy
          Assistant Secretary

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